October 30, 2007

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

Dear Madam/Sir:

In connection with Kobe Steel, Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

"Summary of Kobe Steel's Consolidated Financial Results
For First Half of Fiscal 2007"
(April 1, 2007 – September 30, 2007)

Thank you for your assistance in handling it as required.

Sincerely yours,

櫻井宏之

Hiroyuki Sakurai
Finance Department
Kobe Steel, Ltd.

Kobe Steel, Ltd.
Tokyo, Japan
Tokyo Stock Exchange No. 5406
October 30, 2007

Summary of Kobe Steel's Consolidated Financial Results
For First Half of Fiscal 2007 (April 1, 2007 – September 30, 2007)

TOKYO, October 30, 2007 – Kobe Steel, Ltd. announced today its financial results for the first half of fiscal 2007, ended September 30, 2007.

Consolidated financial summary (in millions of yen)

	FY2007 First Half	FY2006 First Half	% Change
Net sales	1,034,655	898,862	15.1%
Operating income	95,715	98,844	(3.2%)
Ordinary income *	75,929	87,360	(13.1%)
Net income	47,015	51,579	(8.8%)
Earnings per share	15.66 yen	16.60 yen	

* Also known as pretax recurring profit

Segment sales (in millions of yen)

	FY2007 First Half	FY2006 First Half
Iron & Steel	443,691	397,124
Wholesale Power Supply	34,107	34,343
Aluminum & Copper	232,874	192,405
Machinery	133,092	119,476
Construction Machinery	174,805	133,084
Real Estate	17,866	18,901
Electronic Materials & Other Businesses	27,744	30,529
Eliminations	(29,526)	(27,003)
Consolidated net sales	1,034,655	898,862

Overseas sales (in millions of yen)

	FY2007 First Half	FY2006 First Half
Overseas sales	345,842	259,473
Consolidated net sales	1,034,655	898,862
% of total sales	33.4%	28.9%

Production (in millions of metric tons)

	FY2007 First Half	FY2006 First Half	% change
Crude steel	4.1	3.8	7.7%

Sales volume (in thousands of metric tons)

	FY2007 First Half	FY2006 First Half	% change
Steel products	3,355	3,241	3.5%
Aluminum rolled products	177	164	7.8%
Copper rolled products	33	32	1.1%
Copper tube	41	43	(3.5%)

(1) Operating Results

Japan's economy gradually expanded in the first half of fiscal 2007. With high corporate earnings and generally favorable business sentiment, private-sector capital investment continued to

increase and household incomes continued to gradually rise, leading to firm personal spending. The overseas economy, centered on Asia and in particular China, expanded worldwide.

Under these conditions, Kobe Steel's consolidated net sales in the first six months of fiscal 2007 rose 135.7 billion yen, in comparison to the same period last year, to 1,034.6 billion yen, owing to strong demand mainly in the Iron and Steel segment and the Construction Machinery segment. However, operating income was 95.7 billion yen, a decrease of 3.1 billion yen in comparison to the same period last year. In addition to high ocean freight rates and high prices for some metals, depreciation rose due to a change in the depreciation method brought about by tax reforms. Ordinary income went down 11.4 billion yen to 75.9 billion yen, and net income decreased 4.5 billion yen to 47.0 billion yen.

Results by Business Segment

Iron & Steel
Domestic demand for steel products from the automotive, shipbuilding and other manufacturing industries remained strong in the period under review. Exports continued to be firm on the back of expanding world demand. Under these conditions, Kobe Steel achieved higher shipments of steel products by striving to meet active demand centered on upper-end steel products for manufacturing industries. Sales prices also rose in comparison to the same period last year due to higher sales prices for specialty steels. Demand was also active for steel castings and forgings for the shipbuilding industries and titanium products for the aircraft market. As a result, sales for these products went up over the same period last year.

For welding consumables, sales increased in comparison to the same period last year. Demand remained firm from the domestic shipbuilding, automotive and construction industries. Overseas demand continued to be firm from shipbuilders and for energy-related projects.

As a result, segment sales increased 11.7% over the same period last year to 443.6 million yen. However, the higher cost of ocean freight for steel raw materials, higher prices for some metals, and the change in the depreciation method led to a decrease of 5.3 billion yen in operating income to 40.1 billion yen.

Wholesale Power Supply
Segment sales of 34.1 billion yen were similar to the same period last year. Operating income went down 1.1 billion yen to 8.1 billion yen due to the concentration of maintenance work in the half-year period. The Shinko Kobe Power Station has an electricity generation capacity of 1.4 million kilowatts.

Aluminum & Copper
Shipments of rolled aluminum products increased over the same period last year. The sales volume of aluminum plate used in the production of liquid crystal manufacturing equipment went down as this material continued to be in an adjustment phase. However, shipments were strong for aluminum can stock for beverage containers due to the hot summer and the introduction of new soft drinks. In addition, demand for aluminum automotive panel material and bumper material, as well as for air conditioning fin stock, continued to be firm.

The sales volume of copper rolled products went down in comparison to the same period last year. Although demand remained firm for copper sheet and strip used in electronic applications, domestic demand for copper tube used in air conditioners went down.

Aluminum castings and forgings saw lower sales in comparison to the same period last year, as the adjustment phase continued for liquid crystal manufacturing equipment.

Under these conditions, overall sales volume increased over the same period last year and high ingot prices pushed up sales prices. As a result, segment sales increased 21.0% over the same period last year to 232.8 billion yen. However, operating income fell 4.0 billion yen to 14.0 billion yen as high ingot prices, which contributed to higher profits in the first half of fiscal 2006, had less of an effect on inventory valuation in the period under review.

Machinery
Domestic orders decreased 14.8%, in comparison to the same period last year, to 74.6 billion yen. Due to strong private-sector capital investment, orders continued to be firm for compressors, rolling

mills and other products. However, in the environmental business, Kobe Steel received fewer orders for large waste treatment projects in comparison to the same period last year.

Overseas orders grew 44.3% to 127.7 billion yen. Capital investments were active in the oil refining, petrochemical and energy fields in the Middle East, Asia and North America. Thus, demand continued to remain high for compressors, plastics processing machinery and chemical reactors (pressure vessels). Kobe Steel also received an order for a large pellet plant.

As a result, total orders increased 14.9% to 202.3 billion yen, and the backlog of orders was 391.9 billion yen.

Owing to strong orders, Machinery segment sales rose 11.4%, in comparison to the same period last year, to 133.0 billion yen. Operating income increased 7.0 billion yen to 12.5 billion yen.

Construction Machinery
The domestic market for hydraulic excavators remained brisk. Although public works projects continued on a downward trend, private-sector capital investment was firm and reduced inventories brought about by higher exports of used machines to China and other overseas markets supported new demand for excavators. The overseas market as a whole, centered on China, was also strong. The exception was the U.S. market where demand fell due to lower housing starts. In the crane business, demand also continued to be robust, mainly in the Middle East and Southeast Asia. Due to these factors, segment sales increased 31.3%, in comparison to the same period last year, to 174.8 billion yen. Operating income increased 6.1 billion yen to 13.0 billion yen.

Real Estate
Segment sales went down 5.5% from the same period last year to 17.8 billion yen as fewer condominiums were handed over. Operating income decreased 0.8 billion yen to 1.9 billion yen.

Electronic Materials & Other Businesses
Due to inventory adjustments of liquid crystal displays and competition from alternative materials, shipments of target material for thin-film wiring went down. As a result, segment sales declined 9.1%, in comparison to the same period last year, to 27.7 billion yen. Operating income decreased 4.6 billion yen to 3.6 billion yen.

Outlook for Fiscal 2007 (ending March 2008)

Japan's economy in the second half of the fiscal year is forecast to continue expanding gradually. Domestic demand in the private sector is expected to continue increasing, and the overseas economy as a whole is anticipated to expand. However, some domestic industries have cautious outlooks for future business conditions. Other factors including the exchange rate and trends in the U.S. economy are of concern. Due to these conditions in Japan and overseas, the outlook is not entirely optimistic.

On this background, Kobe Steel's outlook for its business segments in fiscal 2007 is as follows:

Iron & Steel
Steel demand, both in Japan and overseas, is forecast to continue being firm for upper-end steel products. Demand is also expected to be brisk for steel castings and forgings, titanium products and welding consumables. As a result, second-half Iron & Steel segment sales are forecast to be higher than in the first half of fiscal 2007. However, as domestic inventories of steel products remain slightly higher than the appropriate level and there is concern that supply pressure will increase due to higher steel production in China, a cautious outlook will continue to be required.

Wholesale Power Supply
The Shinko Kobe Power Station intends to run its facilities under stable operation. As the electricity unit price will go up due to higher coal prices, second-half segment sales are expected to be higher than in the first half.

Aluminum & Copper
Second-half shipments of aluminum rolled products are forecast to go down from the first half, as demand for aluminum can stock for beverages will slacken in the off-season.

In copper rolled products, second-half shipments of copper sheet for electronic applications are anticipated to rise due to increased production capacity. However, demand for copper tube for air conditioners will go down because of the off-season. On the whole, second-half copper shipments are expected to be similar to the first half. As a result, segment sales in the second half are forecast to decline in comparison to the first half.

Machinery
Demand is anticipated to remain firm for compressors used in the oil refining, petrochemical and energy fields; plastics processing machinery; and chemical reactors (pressure vessels). Owing to a concentration of environment-related sales in the second half, second-half sales are anticipated to be higher than the first half.

Construction Machinery
The domestic market is forecast to remain strong due to firm private-sector investment. As demand in China will enter a slack period, second-half segment sales are anticipated to be lower than the first half.

Real Estate
As completions and hand-overs of condominiums are anticipated to increase, second-half sales are expected to be higher than first-half sales.

Electronic Materials & Other Businesses
Inventory adjustments of liquid crystal displays and competition from alternative materials will continue. As revenue from the materials testing and analysis business is forecast to be concentrated in the second half, second-half sales are expected to be higher than the first half.

Overall Forecast
Second-half sales are forecast to be higher than first-half sales. Iron & Steel segment sales are anticipated to be higher on the back of firm demand. In the Machinery segment, sales will be concentrated in the second half of the fiscal year. Thus, second-half sales will be higher than first-half sales. However, profits will be lower than the first half due to high ocean freight rates, high prices for some metals, and high prices for purchased parts.

As a result, consolidated sales at Kobe Steel are anticipated to reach 2,150.0 billion yen, with operating income 195.0 billion yen. Ordinary income is expected to be 150.0 billion yen, and net income is projected at 90.0 billion yen.

(2) Financial Position

Owing mainly to the higher inventory valuation due to rising raw material prices, total assets at the end of the half-year period increased 77.3 billion yen, in comparison to the end of fiscal 2006, to 2,318.9 billion yen. With approval at the Board of Directors meeting on March 1, 2007 for Kobe Steel to buy back treasury stock, treasury stock increased 20.1 billion yen, and Kobe steel posted consolidated net income of 47.0 billion yen. Net assets increased 26.6 billion yen, in comparison to the end of fiscal 2006, to 663.0 billion yen. As a result, the stockholders' equity ratio was 26.5%, up 0.1% from the end of fiscal 2006.

Net cash provided by operating activities was 72.4 billion yen. Income before income taxes reached 75.9 billion yen and depreciation was 52.8 billion yen. On the other hand, working capital increased 29.5 billion yen due to high raw material prices, and cash paid for income taxes amounted to 23.5 billion yen. Net cash used in investing activities amounted to 80.5 billion yen, after purchase of plant, equipment and other assets. Net cash used in financing activities came to 21.7 billion yen, following payment for purchase of treasury stock amounting to 20.2 billion yen, payment of dividends of 12.1 billion yen, and increase of debt.

Debt at the end of the first half of fiscal 2007 increased 14.8 billion yen, in comparison to the end of fiscal 2006, to 757.1 billion yen. Cash and cash equivalents decreased 27.2 billion yen, in comparison to the end of fiscal 2006, to 70.8 billion yen.

Consolidated cash flow Indicators

	FY2003	FY2004	FY2005	FY2006	FY2007 First Half
Shareholders' equity ratio	17.2%	19.9%	25.6%	26.4%	26.5%
Shareholders' equity ratio at market price	24.7%	29.6%	67.1%	60.0%	57.6%
Debt redemption years	9.0	3.6	3.6	4.3	–
Interest coverage ratio (times)	4.1	9.3	9.0	8.5	6.7

* Shareholders' equity ratio: Shareholders' equity/total assets
* Shareholders' equity ratio at market price: Market capitalization/total assets
(Market capitalization is calculated by multiplying the share price at term-end by the number of outstanding shares at term-end.)
* Debt redemption years: Interest-bearing liabilities/operating cash flows
* Interest coverage ratio: Operating cash flows/interest paid
* Debt redemption years are not indicated in the half-year period.

(3) Basic Policy on Profit Sharing and Dividends

Kobe Steel considers the return of profits to its shareholders as an important management issue. Taking a medium- to long-term view on business development, Kobe Steel is striving to increase the corporate value of the entire Kobe Steel Group.

In distributing its profits, Kobe Steel takes into overall consideration the financial condition of the company, trends in its business performance, future capital needs and other issues. The basis for dividend payments is continuous and stable distribution. Dividends are decided upon taking into account the company's performance for each business term, the payout ratio and other factors.

As for internal reserves, by providing necessary financing for future growth, Kobe Steel strives to improve its profitability as well as improve and strengthen its financial condition.

Taking into consideration profit sharing based on its financial performance, Kobe Steel is aiming for a dividend payout ratio of 15% to 25% of consolidated net income.

The basic policy on dividend payments is payment on a twice yearly basis in principle, with the end of the first half of the fiscal year and the end of the fiscal year stipulated as the record date under the Articles of Incorporation.

Kobe Steel shall determine the matters concerning distribution of retained earnings, etc. stipulated in each item of Article 459.1 and Article 460.1 of the Company Law, by resolution of the Board of Directors.

Dividends
With regard to the half-year dividend, Kobe Steel has decided to pay a dividend of 3.5 yen per share, taking into consideration comprehensive factors including fiscal 2007 first-half profit levels, the payout ratio, investment funds necessary for future growth, and the financial condition of the company. The dividend for the end of the fiscal year will be decided following the basic policy while taking into consideration future conditions

To implement a more flexible capital policy, the Board of Directors approved at the board meeting held on March 1, 2007 the purchase of treasury stock. Between March 2, 2007 and April 18, 2007, shares were purchased from the market. The total number of shares acquired from the market during this period was 103,919 thousand shares (3.34% of total issued shares). The total purchase price was 49,999,609 thousand yen.

Media Contact:
Gary Tsuchida
Publicity Group
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688 JAPAN

Tel +81 (0)3 5739-6010
Email aapress@kobelco.com
Website www.kobelco.co.jp

Kobe Steel's FY2007 First-Half Consolidated Financial Results
(April 1, 2007 – September 30, 2007)

October 30, 2007

Company name:	Kobe Steel, Ltd.
Code number:	5406
Listings:	Tokyo, Osaka and Nagoya, Japan
Website:	www.kobelco.co.jp
President & CEO:	Yasuo Inubushi
Start of dividend payments:	December 3, 2007

1. FY2007 first-half consolidated financial results (April 1, 2007 – September 30, 2007)
(in millions of yen)

(1) Consolidated operating results

	FY2007 First Half	FY2006 First Half	% change	FY2006 Full year
Net sales	1,034,655	898,862	15.1%	1,910,296
Operating income	95,715	98,844	(3.2%)	208,624
Ordinary income	75,929	87,360	(13.1%)	183,278
Net income	47,015	51,579	(8.8%)	109,668
Earnings per share	15.66 yen	16.60 yen		35.36 yen
Diluted earnings per share	–	–		–

Equity in income of affiliates in FY2007 first half: 6,515 million yen FY 2006 first half: 8,139 million yen
FY2006 full year: 14,056 million yen

(2) Consolidated financial position

	FY2007 First Half	FY2006 First Half	FY2006 Full Year
Total assets	2,318,924	2,103,448	2,241,570
Net assets	663,054	598,143	636,431
Ratio of shareholders' equity	26.5%	26.4%	26.4%
Net assets per share	205.06 yen	178.88 yen	194.46 yen

Shareholders' equity at the end of FY2007 first half: 615,438 million yen. FY2006 first half: 555,594 million yen
FY2006 full year: 592,082 million yen

(3) Consolidated cash flows

	FY2007 First Half	FY2006 First Half	FY2006 Full Year
Net cash provided by operating activities	72,491	66,573	172,785
Net cash used in investing activities	(80,521)	(51,585)	(128,557)
Net cash used in financing activities	(21,705)	(40,685)	(48,823)
Cash & cash equivalents at end of term	70,863	69,938	98,162

2. Dividends

Period	Dividend per share (in yen)		
	Half year	Year end	Full year
FY2006	3.00	4.00	7.00
FY2007	3.50	–	Undetermined
FY2007 (forecast)	–	Undetermined	

3. Consolidated forecast for fiscal 2007 (ending March 31, 2008)

(in millions of yen)		% change *
Estimated net sales	2,150,000	12.5%
Estimated operating income	195,000	(6.5%)
Estimated ordinary income	150,000	(18.2%)
Estimated net income	90,000	(17.9%)
Estimated earnings per share	29.98 yen	

* Indicates percentage of change from the previous fiscal year.

4. Other

(1) Changes in number of material subsidiaries in the first half of fiscal 2007
(Changes in specified subsidiaries accompanying changes in scope of consolidation): No

(2) Changes in accounting principles, procedures, presentation, etc. on the preparation of consolidated financial statements
- Changes due to revised accounting standards: No
- Other changes: Yes

(3) Number of issued shares

	FY2007 First Half	FY2006 First Half	FY2006 full year
Number of issued shares (common stock)	3,115,061,100	3,115,061,100	3,115,061,100
Number of treasury shares	113,873,913	9,199,752	70,435,335

Reference: Nonconsolidated Financial Results (in millions of yen)

(1) Nonconsolidated operating results

	FY2007 First Half	FY2006 First Half	% change	FY2006 Full year
Net sales	626,132	551,844	13.5%	1,154,742
Operating income	52,598	55,955	(6.0%)	119,802
Ordinary income	49,010	59,194	(17.2)	116,473
Net income	25,063	40,451	(38.0%)	70,975
Earnings per share	8.33 yen	12.99 yen		22.84 yen

(2) Nonconsolidated financial position

	FY2007 First Half	FY2006 First Half	FY2006 Full Year
Total assets	1,564,435	1,414,798	1,517,374
Net assets	503,748	499,926	506,705
Ratio of shareholders' equity	32.2%	35.3%	33.4%
Net assets per share	167.48 yen	160.62 yen	166.06 yen

(3) Nonconsolidated forecast for fiscal 2007 (ending March 31, 2008)

		% change *
Estimated net sales	1,290,000	11.7%
Estimated operating income	105,000	(12.4%)
Estimated ordinary income	85,000	(27.0%)
Estimated net income	47,000	(33.8%)
Estimated earnings per share	15.62 yen	

* Indicates percentage of change from the previous fiscal year.

Explanation on the Appropriate Use of Earnings Forecast and Other Special Items
The above forecast is based on currently available information as of today.
Actual results may differ considerably due to various changeable conditions in the future.
For preconditions on the forecast and other related factors, please refer to pages 3 and 4.

Management Policies

1. Fundamental Management Strategy

The Kobe Steel Group aims to continuously improve its corporate value by striving to fulfill its social responsibilities to shareholders, investors, customers, employees, local communities and other stakeholders, based on the following corporate philosophy:

Kobe Steel Group Corporate Philosophy

1. We provide reliable and advanced technologies, products and services that satisfy customers.

2. We support each employee in developing his or her abilities, while respecting mutual cooperation within the Kobe Steel Group.

3. Through continuous efforts for innovative change, we aim to enhance our corporate values.

2. Financial Targets

(in billions of yen)	FY2008 Plan	FY2006 Results	FY2007 First Half Results
Sales	About 1,900.0	1,910.2	1,034.6
Ordinary income	180.0 or more	183.2	75.9
Net income	100.0 or more	109.6	47.0
Return on assets (%)	5.0% or more	4.9%	4.1%
Debt	550.0 or less	621.2	641.5
Debt, including IPP project finance	650.0 or less	742.2	757.1
Debt-to-equity ratio (times)	0.8 or less	1.2	1.2
D/E ratio including IPP project finance (times)	0.9 or less	1.4	1.4

3. Medium- to Long-Term Business Strategy

Under the Fiscal 2006-2008 Medium-Term Business Plan, the Kobe Steel Group is undertaking the following basic policies:

3.1. Expanding and creating "Only One" higher-end products

The Kobe Steel Group's original, value-added products, highly evaluated by customers, are regarded as "Only One" products. Kobe Steel intends to further expand sales of these products. By creating and growing Only One products that meet the needs of the times, Kobe Steel intends to raise the sales of upper-end products to comprise 40% of total sales at the end of fiscal 2008, in comparison to 35% at the end of fiscal 2005.

3.2. Strengthening "monozukuri" capabilities – skilled manufacturing

The Kobe Steel Group will focus on cost reduction and quality control. It will implement capital investments to further improve product functions and add value to products. Kobe Steel will also improve its research and development organization.

3.3. Strengthening the financial base

While undertaking strategic investments for sustained growth, the Kobe Steel Group plans to continue focusing on improving its financial structure. It plans to build a solid financial base resistant to changes in the business environment.

3.4. Promoting corporate social responsibility

The Kobe Steel Group will systematize CSR activities throughout the Group. The Kobe Steel Group will thoroughly carry out compliance activities, as well as focus on improving corporate governance.

3.5 Creating a positive work environment that instills pride in employees' work

For all Kobe Steel Group employees, the Kobe Steel Group plans to establish safer and more comfortable workplaces, as well as improve the working environment to support employees, who have diverse values, in developing their abilities. The Company will also further strengthen skill

transference from older to younger workers and human resources development.

3.6 Strengthening group management

By integrating systems and information infrastructure and deploying the "KOBELCO" brand throughout the Group, Kobe Steel plans to nurture a strong shared unity and enhance the capabilities of the Kobe Steel Group.

4. Issues facing Kobe Steel

The Kobe Steel Group intends to build a strong, profit structure that further strengthens its business competitiveness and is responsive to market changes. Each business segment is expanding its "Only One" higher-end products and upgrading its skilled manufacturing capabilities. Kobe Steel is also strengthening its involvement in compliance and environmental conservation. In these ways, Kobe Steel is striving to earn the deep trust of all of its stakeholders. Specific issues by segment are:

Iron & Steel

For steel products, Kobe Steel intends to expand sales to domestic manufacturing industries in which stability and growth are anticipated. The Company will also respond to growth fields such as steel castings and forgings, titanium products, and welding consumables.

The company is carrying out capital investments such as refurbishing its blast furnaces and other projects. It will strengthen its manufacturing technologies, promote energy savings and reduce costs and build a stable production system. It will carry out strategic investments in line with demand trends.

Aluminum & Copper

This segment is focusing management resources on the automotive and IT fields. In particular, it plans to actively develop its businesses and increase profits in the areas of aluminum disk material and aluminum forgings for suspensions. The segment will make further improvements in quality and productivity by upgrading its equipment.

Machinery

In the machinery and engineering fields, the favorable demand environment will contribute to profits. The Company is upgrading its facilities, maintaining production capacity, improving quality and reducing costs. Plans also call for strengthening the iron unit business and increasing its profitability. In the environmental business, drastically reducing costs will contribute to improved profitability. The construction machinery business plans to focus on overseas operations, which will help raise its profitability.

Electronic Materials

This segment plans to meet the demand for target material used in liquid crystal displays. It will also develop and commercialize new products for future growth.

Consolidated Financial Statements

Consolidated Balance Sheets

(in millions of yen)

Assets	FY2007 First Half	FY2006 First Half	FY2006 Full Year
Current Assets			
Cash and cash equivalents	71,314	70,469	99,667
Notes and accounts receivable	341,631	321,479	332,204
Inventories	407,450	339,198	367,332
Other	95,119	82,099	85,103
Allowance for doubtful accounts	(832)	(844)	(830)
Total current assets	914,684	812,402	883,478
Fixed Assets			
Tangible fixed Assets			
Buildings and structures	297,642	293,864	294,194
Machinery and equipment	457,277	422,968	420,096
Land	203,005	206,828	203,426
Other	63,680	53,004	87,052
Total tangible fixed assets	1,021,606	976,666	1,004,769
Intangible fixed assets	17,908	15,575	16,791
Investments and other assets			
Investments in securities	269,293	210,784	246,611
Other	101,366	94,639	95,031
Allowance for doubtful accounts	(5,934)	(6,619)	(5,112)
Total investments and other assets	364,725	298,803	336,530
Total fixed assets	1,404,240	1,291,046	1,358,091
Total assets	2,318,924	2,103,448	2,241,570

Liabilities	FY2007 First Half	FY2006 First Half	FY2006 Full Year
Current liabilities			
Notes and accounts payable	504,236	433,051	492,969
Short-term borrowings	166,194	184,600	170,266
Commercial papers	39,000	27,000	–
Bonds and notes due within one year	61,259	22,904	23,284
Provisions	10,234	11,476	11,098
Other	246,699	223,349	222,827
Total current liabilities	1,027,624	902,382	920,445
Long-term liabilities			
Bonds and notes	195,069	195,287	233,187
Long-term borrowings	295,651	271,184	315,337
Employees' severance and retirement benefits	43,808	51,008	46,919
Other provisions	4,291	2,661	4,247
Other	89,424	82,779	85,001
Total long-term liabilities	628,245	602,922	684,692
Total liabilities	1,655,869	1,505,304	1,605,138
Net assets			
Stockholders' equity			
Common stock	233,313	233,313	233,313
Capital surplus	83,279	83,272	83,282
Retained earnings	273,984	190,170	239,182
Treasury stock, at cost	(51,705)	(1,381)	(31,519)
Total stockholders' equity	538,871	505,374	524,258
Valuation and translation adjustments			
Unrealized gains on securities, net of taxes	80,186	59,846	75,564
Unrealized gains on hedging derivatives, net of taxes	1,416	2,630	2,179
Land revaluation differences, net of taxes	(4,894)	(4,595)	(4,899)
Foreign currency translation adjustments	(141)	(7,661)	(5,020)
Total valuation and translation adjustments	76,567	50,219	67,823
Minority interests	47,615	42,549	44,349
Total net assets	663,054	598,143	636,431
Total liabilities and net assets	2,318,924	2,103,448	2,241,570

Consolidated Statements of Income

(in millions of yen)

	FY2007 First Half	FY2006 First Half	FY2006 Full Year
Net sales	1,034,655	898,862	1,910,296
Cost of sales	(853,617)	(723,229)	(1,543,158)
Gross profit	181,037	175,632	367,138
Selling, general and administrative expenses	(85,322)	(76,787)	(158,513)
Operating income	95,715	98,844	208,624
Non-operating income			
Interest and dividend income	2,755	2,549	5,128
Other income	18,334	24,138	47,709
	21,089	26,688	52,837
Non-operating expense			
Interest expense	(10,619)	(10,084)	(20,596)
Other expenses	(30,256)	(28,087)	(57,586)
	(40,875)	(38,172)	(78,183)
Ordinary income	75,929	87,360	183,278
Extraordinary loss			
Loss on impairment of fixed assets	–	–	(4,774)
Expenses for environmental measures	–	–	(3,128)
	–	–	(7,903)
Income before income taxes	75,929	87,360	175,375
Income taxes			
Current	(27,599)	(29,208)	(58,412)
Deferred	1,580	(4,330)	(2,976)
Minority interests in income of subsidiaries	(2,894)	(2,241)	(4,317)
Net income	47,015	51,579	109,668

Consolidated Statement of Changes in Net Assets (in millions of yen)

Fiscal 2007 First Half (April 1 – September 30, 2007)

	Stockholders' Equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock, at cost	Total shareholders' equity
Balance at March 31, 2007	233,313	83,282	239,182	(31,519)	524,258
Amount of change in interim period					
Cash dividends			(12,204)		(12,204)
Net income			47,015		47,015
Acquisition of treasury stock				(20,223)	(20,223)
Disposal of treasury stock		(3)		37	34
Decrease due to changes in scope of consolidation			(8)		(8)
Net changes other than stockholders' equity					
Total changes in interim period	–	(3)	34,802	(20,186)	14,613
Balance at September 30, 2007	233,313	83,279	273,984	(51,705)	538,871

	Valuation and Translation Adjustments					Minority interests	Total net assets
	Unrealized gains on securities, net of taxes	Unrealized gains on hedging derivatives, net of taxes	Land revaluation differences, net of taxes	Foreign currency translation adjustments	Total valuation & translation adjustments		
Balance at March 31, 2007	75,564	2,179	(4,899)	(5,020)	67,823	44,349	636,431
Amount of change in interim period							
Cash dividends							(12,204)
Net income							47,015
Acquisition of treasury stock							(20,223)
Disposal of treasury stock							34
Decrease due to changes in scope of consolidation							(8)
Net changes other than stockholders' equity	4,621	(762)	4	4,879	8,743	3,265	12,009
Total changes in interim period	4,621	(762)	4	4,879	8,743	3,265	26,622
Balance at September 30, 2007	80,186	1,416	(4,894)	(141)	76,567	47,615	663,054

Fiscal 2006 First Half (April 1 – September 30, 2006)

	Stockholders' Equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock, at cost	Total shareholders' equity
Balance at March 31, 2006	233,313	83,145	157,275	(1,327)	472,405
Amount of change in interim period					
Cash dividends			(18,673)		(18,673)
Bonuses to directors			(26)		(26)
Net income			51,579		51,579
Stock swap		111		68	180
Acquisition of treasury stock				(132)	(132)
Disposal of treasury stock		16		9	26
Decrease due to changes in scope of consolidation			(221)		(221)
Increase due to reversal of land revaluation			236		236
Net changes other than stockholders' equity					
Total changes during the period	–	127	32,895	(54)	32,968
Balance at September 30, 2006	233,313	83,272	190,170	(1,381)	505,374

	Valuation and Translation Adjustments						
	Unrealized gains on securities, net of taxes	Unrealized gains on hedging derivatives, net of taxes	Land revaluation differences, net of taxes	Foreign currency translation adjustments	Total valuation & translation adjustments	Minority interests	Total net assets
Balance at March 31, 2006	68,999	–	(4,358)	(7,047)	57,593	38,593	568,592
Amount of change during the period							
Cash dividends							(18,673)
Bonuses to directors							(26)
Net income							51,579
Stock swap							180
Acquisition of treasury stock							(132)
Disposal of treasury stock							26
Decrease due to changes in scope of consolidation							(221)
Increase due to reversal of land revaluation							236
Net changes other than stockholders' equity	(9,153)	2,630	(236)	(614)	(7,374)	3,956	(3,417)
Total changes during the period	(9,153)	2,630	(236)	(614)	(7,374)	3,956	29,551
Balance at September 30, 2006	59,846	2,630	(4,595)	(7,661)	50,219	42,549	598,143

Fiscal 2006 (April 1, 2006 – March 31, 2007)

	Stockholders' Equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock, at cost	Total shareholders' equity
Balance at March 31, 2006	233,313	83,145	157,275	(1,327)	472,405
Amount of change during the period					
Cash dividends*			(18,673)		(18,673)
Cash dividends			(9,337)		(9,337)
Bonuses to directors			(26)		(26)
Net income			109,668		109,668
Stock swap		111		68	180
Purchase of treasury stock				(30,280)	(30,280)
Disposal of treasury stock		25		19	45
Decrease due to changes in scope of consolidation			(265)		(265)
Increase due to reversal of land revaluation			540		540
Net changes other than stockholders' equity					
Total changes during the period	–	136	81,907	(30,191)	51,852
Balance at March 31, 2007	233,313	83,282	239,182	(31,519)	524,248

	Valuation and Translation Adjustments						
	Unrealized gains on securities, net of taxes	Unrealized gains on hedging derivatives, net of taxes	Land revaluation differences, net of taxes	Foreign currency translation adjustments	Total valuation & translation adjustments	Minority interests	Total net assets
Balance at March 31, 2006	68,999	–	(4,358)	(7,047)	57,593	38,593	568,592
Amount of change during the period							
Cash dividends *							(18,673)
Cash dividends							(9,337)
Bonuses to directors							(26)
Net income							109,668
Stock swap							180
Acquisition of treasury stock							(30,280)
Disposal of treasury stock							45
Decrease due to changes in scope of consolidation							(265)
Increase due to reversal of land revaluation							540
Net changes other than stockholders' equity	6,565	2,179	(540)	2,026	10,230	5,756	15,986
Total changes during the period	6,565	2,179	(540)	2,026	10,230	5,756	67,839
Balance at March 31, 2007	75,564	2,179	(4,899)	(5,020)	67,823	44,349	636,431

* Appropriation of income decided at the general shareholders' meeting in June 2006

Consolidated Statements of Cash Flows

(in millions of yen)

	FY2007 First Half	FY2006 First Half	FY2006 Full Year
Cash flows from operating activities			
Income before income taxes	75,929	87,360	175,375
Depreciation	52,857	41,168	86,686
Interest and dividend income	(2,755)	(2,549)	(5,128)
Interest expense	10,619	10,084	20,596
Gain on sale of securities	–	(1,637)	(2,841)
Equity in income of unconsolidated subsidiaries and affiliates	(6,515)	(8,139)	(14,056)
Increase (decrease) in provision for environmental measures	–	(1,700)	(1,004)
Increase (decrease) in provision for casualty loss	–	(1,429)	(1,429)
Loss on impairment of fixed assets	–	–	4,774
Loss on sale or disposal of plant and equipment	1,714	1,391	4,289
Decrease (increase) in trade receivables from customers	8,800	20,062	23,206
Increase in inventories	(36,469)	(35,292)	(54,259)
Increase in trade payables to customers	(1,928)	12,956	39,683
Other	(270)	1,343	(6,767)
Subtotal	101,982	123,618	269,125
Cash received for interest and dividends	4,964	4,237	9,051
Cash paid for interest	(10,859)	(9,825)	(20,370)
Cash paid for income taxes	(23,595)	(51,456)	(85,021)
Net cash provided by operating activities	72,491	66,573	172,785
Cash flows from investing activities			
Purchase of plant, equipment and other assets	(66,715)	(52,050)	(123,675)
Proceeds from sale of plant, equipment and other assets	1,281	600	1,494
Purchase of investments in securities	(21,408)	(3,321)	(10,019)
Proceeds from sale of investments in securities	8,738	2,919	6,183
Decrease (increase) in short-term loans receivable	(823)	801	683
Payments for long-term loans receivable	(97)	(190)	(339)
Proceeds from collection of long-term loans receivable	107	107	249
Other	(1,603)	(453)	(3,132)
Net cash used in investing activities	(80,521)	(51,585)	(128,557)
Cash flows from financing activities			
Increase (decrease) in short-term borrowings	5,730	(5,885)	(33,010)
Increase (decrease) from commercial paper	39,000	27,000	–
Proceeds from long-term debt	10,336	34,755	120,429
Repayment of long-term debt	(42,678)	(29,787)	(60,189)
Proceeds from issuance of bonds	–	–	61,100
Repayment of bonds	(138)	(45,608)	(68,429)
Payment for purchase of treasury stock	(20,222)	–	(30,261)
Payment of dividends	(12,124)	(18,551)	(27,762)
Other	(1,608)	(2,608)	(10,700)
Net cash used in financing activities	(21,705)	(40,685)	(48,823)
Effect of exchange rate changes on cash and cash equivalents	1,914	(30)	892
Increase (decrease) in cash and cash equivalents	(27,820)	(25,728)	(3,701)
Cash and cash equivalents at beginning of year	98,162	95,485	95,485
Increase due to changes in scope of consolidation	521	181	6,379
Cash and cash equivalents at end of year	70,863	69,938	98,162

Segment Information

1. By business segment (in millions of yen)

Sales to outside customers	FY2007 First half	FY2006 First half	FY2006 Full year
Iron & Steel	429,865	385,511	805,635
Wholesale Power Supply	34,107	34,343	66,858
Aluminum & Copper	232,077	191,861	396,180
Machinery	131,027	115,845	274,910
Construction Machinery	174,776	133,061	285,333
Real Estate	14,110	15,458	33,867
Electronic Materials & Other Businesses	18,690	22,779	47,510
Consolidated net sales	1,034,655	898,862	1,910,296
Intersegment sales:			
Iron & Steel	13,825	11,613	25,060
Wholesale Power Supply	–	–	–
Aluminum & Copper	797	543	1,129
Machinery	2,064	3,631	6,035
Construction Machinery	29	23	49
Real Estate	3,756	3,442	7,495
Electronic Materials & Other Businesses	9,053	7,749	16,068
	29,526	27,003	55,838
Total sales			
Iron & Steel	443,691	397,124	830,696
Wholesale Power Supply	34,107	34,343	66,858
Aluminum & Copper	232,874	192,405	397,309
Machinery	133,092	119,476	280,946
Construction Machinery	174,805	133,084	285,382
Real Estate	17,866	18,901	41,362
Electronic Materials & Other Businesses	27,744	30,529	63,578
Eliminations	(29,526)	(27,003)	(55,838)
	1,034,655	898,862	1,910,296
Operating costs & expenses:			
Iron & Steel	403,552	351,663	736,107
Wholesale Power Supply	25,945	24,981	48,837
Aluminum & Copper	218,838	174,321	362,639
Machinery	120,498	113,946	258,814
Construction Machinery	161,748	126,159	270,580
Real Estate	15,901	16,110	36,048
Electronic Materials & Other Businesses	24,120	22,291	49,274
Eliminations	(31,665)	(29,456)	(60,628)
Consolidated operating costs & expenses	938,939	800,017	1,701,672
Operating income:			
Iron & Steel	40,138	45,461	94,589
Wholesale Power Supply	8,162	9,362	18,021
Aluminum & Copper	14,036	18,083	34,670
Machinery	12,594	5,530	22,132
Construction Machinery	13,056	6,924	14,802
Real Estate	1,964	2,791	5,314
Electronic Materials & Other Businesses	3,623	8,237	14,304
Eliminations	2,138	2,452	4,790
Consolidated operating income	95,715	98,844	208,624

The business segments are based on the grouping of similar products following Kobe Steel's management organization.

2. Overseas Sales (in millions of yen)

First half FY2007, ended September 30, 2007

	Asia	Other Areas	Total
Overseas sales	218,148	127,694	345,842
Total consolidated sales			1,034,655
% of total sales	21.1%	12.3%	33.4%

First-half FY2006, ended September 30, 2006

	Asia	Other Areas	Total
Overseas sales	158,534	100,939	259,473
Total consolidated sales			898,862
% of total sales	17.7%	11.2%	28.9%

FY2006 full year, ended March 31, 2007

	Asia	Other Areas	Total
Overseas sales	344,824	218,042	562,866
Total consolidated sales			1,910,296
% of total sales	18.1%	11.4%	29.5%

1. Countries and regions have been grouped according to geographical proximity.
2. Asia principally includes China, Taiwan, South Korea, Thailand, and Malaysia.
   Other Areas principally include North America.
3. Overseas sales consist of sales of Kobe Steel and its consolidated subsidiaries derived from countries and regions other than Japan.

Investor Information

Investor Relations Group
Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688 JAPAN
Tel +81 (0)3 5739-6045
Fax +81 (0)3 5739-5973
Email aapress@kobelco.com
Website: www.kobelco.co.jp

Media Contact:

Gary Tsuchida, Publicity Group
Kobe Steel, Ltd.
Tel +81 (0)3 5739-6010
Fax +81 (0)3 5739-5971

Supplemental Information

1. Steel Products

Crude Steel Production in Japan's Steel Industry (in millions of metric tons)

	FY2007	FY2006		
	1st Half	1st Half	2nd Half	Full Year
Industry total [1]	59.76	58.05	59.69	117.75
Kobe Steel [2]	4.10	3.80	4.03	7.83

1. Total crude steel production by Japan's steel industry. 2. Nonconsolidated

Steel Sales Volume at Kobe Steel (nonconsolidated, in thousands of metric tons)

	FY2007	FY2006		
	1st Half	1st Half	2nd Half	Full Year
Domestic	2,640	2,574	2,651	5,225
Exports	715	667	685	1,352
Total	3,355	3,241	3,336	6,577

Kobe Steel's Export Ratio of Steel Products (nonconsolidated)

	FY2007	FY2006		
	1st Half	1st Half	2nd Half	Full Year
Value basis	23.8%	22.5%	23.0%	22.8%

Sales Prices of Steel Products at Kobe Steel (in yen per metric ton)

	FY2007	FY2006		
	1st Half	1st Half	2nd Half	Full Year
Domestic & export average	77,400	73,400	75,600	74,500

2. Aluminum & Copper Rolled Products at Kobe Steel

Sales Volume (nonconsolidated, in thousands of metric tons)

	FY2007	FY2006		
	1st Half	1st Half	2nd Half	Full Year
Aluminum rolled products	177	164	165	329
Copper rolled products	33	32	34	66

Sales Volume of Copper Tube (consolidated, in thousands of metric tons)

	FY2007	FY2006		
	1st Half	1st Half	2nd Half	Full Year
Copper tube	41	43	38	81

3. Machinery-related Businesses

Orders (consolidated, in billions of yen)

	FY2007	FY2006		
	1st Half	1st Half	2nd Half	Full Year
Domestic	74.6	87.6	93.5	181.1
Exports	127.7	88.5	38.9	127.5
Total orders	202.3	176.1	132.4	308.6

Backlog of Orders (consolidated, in billions of yen)

	FY2007	FY2006	
	1st Half	1st Half	2nd Half
Domestic	162.2	151.0	150.7
Exports	229.6	166.1	155.3
Total orders	391.9	317.1	306.1

4. Factors Affecting Pretax Ordinary Income (consolidated, in billions of yen)

	FY2007 1st Half	FY2006 1st Half	Amount of decrease
Ordinary Income	75.9	87.3	(11.4)

Factors Increasing Profits		Factors decreasing Profits	
Production & shipments	23.0	Higher raw material prices	(6.5)
Cost reduction	5.5	Increase in fixed costs	(8.5)
Consolidated subsidiaries &		Facility maintenance	(3.0)
equity-valued affiliates	1.5	Change in depreciation method	(7.0)
		Effect of aluminum & copper inventory valuation	(3.5)
		Other	(12.9)
Total	30.0	Total	(41.4)

5. FY2007 Forecast by Segment (consolidated, in billions of yen)

Segment		FY2007			FY2006
		1st Half	2nd Half	Full Year	Full Year
Iron & Steel	Sales	443.6	486.4	930.0	830.6
	Operating Income	40.1	47.9	88.0	94.5
Wholesale Power Supply	Sales	34.1	35.9	70.0	66.8
	Operating Income	8.1	9.9	18.0	18.0
Aluminum & Copper	Sales	232.8	222.2	455.0	397.3
	Operating Income	14.0	8.0	22.0	34.6
Machinery	Sales	133.0	167.0	300.0	280.9
	Operating Income	12.5	13.5	26.0	22.1
Construction Machinery	Sales	174.8	160.2	335.0	285.3
	Operating Income	13.0	11.0	24.0	14.8
Real Estate	Sales	17.8	27.2	45.0	41.3
	Operating Income	1.9	2.6	4.5	5.3
Electronic Materials & Other Businesses	Sales	27.7	32.3	60.0	63.5
	Operating Income	3.6	4.4	8.0	14.3
Eliminations	Sales	(29.5)	(15.5)	(45.0)	(55.8)
	Operating Income	2.1	2.4	4.5	4.7
Total	Sales	1,034.6	1,115.4	2,150.0	1,910.2
	Operating Income	95.7	99.3	195.0	208.6

6. Factors Affecting FY2007 Pretax Ordinary Income (consolidated, in billions of yen)

	FY20067	FY2006	Amount of decrease
Ordinary Income	150.0	183.2	(33.2)

Factors Increasing Profits		Factors decreasing Profits	
Production & shipments	31.0	Higher raw material prices	(19.0)
Cost reduction	12.0	Increase in fixed costs	(17.5)
Facility maintenance	7.0	Effect of blast furnace refurbishment	(6.0)
Consolidated subsidiaries & equity-valued affiliates	4.5	Change in depreciation method	(15.0)
		Effect of aluminum & copper inventory valuation	(10.5)
		Other	(19.7)
Total	54.5	Total	(87.7)

7. Cash Flow, Debt & D/E Ratio (consolidated, in billions of yen)

	FY2007	FY2006		
	1st Half	1st Half	2nd half	Full year
Free cash flow	(12.5)	18.6	26.4	45.0

(Excludes cash flow from IPP project financing)

(in billions of yen, unless otherwise indicated)

	FY2007 Forecast		FY2006	
	1st half	2nd half forecast	1st half	2nd half
Debt[1]	641.5	About 670.0	575.1	621.2
D/E ratio (times)[2]	1.2	1.2	1.1	1.2
Debt (parent only)	532.6	560.0	462.3	519.6

1. Excludes debt from IPP project financing.
2. D/E ratio: Debt (excluding IPP project financing)/stockholders' equity

8. Exchange Rates (Nonconsolidated)

	FY2007		FY2006
	1st half	2nd half forecast	Full year
Exchange rate (1 U.S. dollar to yen)	119 yen	120 yen	117 yen
Effect of 1 yen increase on profits (In millions of yen)	400	400	700

9. Capital Investment (in billions of yen)

	FY2007			FY2006
	1st Half	2nd half	Full year	
Consolidated				
Capital investment	72.0	83.0	155.0	133.6
Depreciation	52.8	62.2	115.0	86.6
Nonconsolidated				
Capital investment	54.9	55.1	110.0	96.2
Depreciation	35.7	45.3	81.0	56.0

-end-

October 30, 2007

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

Dear Madam/Sir:

In connection with Kobe Steel, Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

"Notice of Liquidation of Subsidiary Company"

Thank you for your assistance in handling it as required.

Sincerely yours,

櫻井 宏之

Hiroyuki Sakurai
Finance Department
Kobe Steel, Ltd.

October 30, 2007

Company name: Kobe Steel, Ltd.
URL www.kobelco.co.jp
Representative: Yasuo Inubushi, President & CEO
Stock exchange no.: 5406
Listings: Tokyo, Osaka & Nagoya stock exchanges

Notice of Liquidation of Subsidiary Company

Kobe Steel, Ltd. announces that it decided at its Board of Directors meeting held on October 30, 2007 to dissolve its subsidiary company, Operaciones al Sur del Orinoco, C.A., as noted below.

Profile of Consolidated Subsidiary

Company name:	Operaciones al Sur del Orinoco, C.A. (OPCO)
Address:	Apartado No 497, Zona Postal 8050 Planta de Briquetas Area Industrial de C.V.G. Ferrominera Orinoco, C.A. Puerto Ordaz, Estado Bolivar Venezuela
Representative:	Masao Tezuka
Established:	March 1987
Capital:	US$9,297,788
Fiscal year:	Ends in December
Main shareholder:	100% owned by Kobe Steel, Ltd.
Business:	Production and sale of hot briquetted iron (HBI) in Venezuela

Reason for Dissolution
Kobe Steel leased a direct reduction plant in 1986 from Corporacion Venezulana de Guayana (CVG). OPCO undertook the operation of the facility and sale of its products. At the end of May 2007, the plant was returned to the owner, CVG. As the operation of OPCO has ended, Kobe Steel decided to dissolve the unit.

Future Schedule
Plans call for the completion of liquidation affairs (including the settlement of debts, credits and other items) in early 2007 and the completion of liquidation in June of the same year.

Effect on Kobe Steel
The dissolution of OPCO will have an immaterial effect on Kobe Steel's consolidated and nonconsolidated operating results.

Media contact
Gary Tsuchida
Publicity Group
Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688
Japan
Tel +81 (0)3-5739-6010
Email aapress@kobelco.com

October 30, 2007

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

Dear Madam/Sir:

In connection with Kobe Steel, Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

"Nippon Steel Corporation, Sumitomo Metal Industries, Ltd., and Kobe Steel, Ltd., Considering Measures to Further Expand and Enhance Ongoing Cooperation"

Thank you for your assistance in handling it as required.

Sincerely yours,

Hiroyuki Sakurai
Finance Department
Kobe Steel, Ltd.

October 30, 2007
Nippon Steel Corporation
Sumitomo Metal Industries, Ltd.
Kobe Steel, Ltd.

Nippon Steel Corporation, Sumitomo Metal Industries, Ltd., and Kobe Steel, Ltd., Considering Measures to Further Expand and Enhance Ongoing Cooperation

Nippon Steel Corporation (principal place of business: Chiyoda-ku, Tokyo, President: Akio Mimura) ("Nippon Steel"), Sumitomo Metal Industries, Ltd. (principal place of business: Chuo-ku, Osaka, President: Hiroshi Tomono) ("Sumitomo Metals"), and Kobe Steel, Ltd. (principal place of business: Chuo-ku, Kobe, President: Yasuo Inubushi) ("Kobe Steel") have to date realized substantial benefits from ongoing collaborative efforts. These include Nippon Steel and Kobe Steel supplying hot-rolled steel coils to Sumitomo Metals, the joint use of iron- and steel-making facilities at Sumitomo Metals' Wakayama Steel Works, integration of some of their businesses and affiliates, and reciprocal production support among the three companies. In view of these benefits, the three companies have decided to study the following additional measures to further expand and enhance their cooperative ties.

1. Three Companies Studying Ways to Expand Joint Use of Iron- and Steel-making Facilities at Sumitomo Metals' Wakayama Steel Works as a Source of High Grade Steel

   Sumitomo Metals has decided on basic policies relating to the construction of a new No. 2 Blast Furnace at its Wakayama Steel Works, with the aim of bringing the new furnace on stream in the 2nd half of the fiscal year ending March 31, 2013. This project involves renewal of the current No. 5 Blast Furnace (which will be renamed the new No. 2 Blast Furnace) and expansion of steel-making facilities among other measures. It follows the decision to build a new No. 1 Blast Furnace (renewal of the current No. 4 Blast Furnace) at Wakayama Steel Works, which is scheduled to come on stream in June 2009. In response, Nippon Steel, Sumitomo Metals, and Kobe Steel have decided to study ways to expand the effective use of these new iron- and steel-making facilities jointly as a source of high grade steel.

2. Nippon Steel and Sumitomo Metals Studying Two-way Collaborative Measures

(a) Study on ways to secure capacity for high-grade sheet products, based on the measures outlined in 1. above

  i) Study on Sumitomo Metals' increased use of hot-rolling capacity of the Nippon Steel Group

   - The two companies will study an integrated approach that will combine the use of the hot-rolling capacity of the Nippon Steel Group with the downstream rolling facilities at Sumitomo Metals' Wakayama Steel Works in processing Sumitomo Metals' high grade steel slabs.

  ii) Study on the Nippon Steel Group's increased use of rolling capacity for sheet

products at Sumitomo Metals' Wakayama Steel Works

(b) Study on effective use of facilities at Sumitomo Metals (Naoetsu), Ltd.

i) Study on an integrated approach that will combine the use of Nippon Steel's hot-rolling capacity with Sumitomo Metals (Naoetsu)'s downstream rolling facilities in processing nickel-based, stainless steel slabs from Sumitomo Metals' Wakayama Steel Works

ii) Study on the Nippon Steel Group's use of the rolling capacity at Sumitomo Metals (Naoetsu)

3. Nippon Steel and Kobe Steel Studying Two-way Collaborative Measures

(a) Study on the production and use of direct reduced iron as well as the recycling of dust generated by blast furnaces and basic oxygen furnaces

(b) Study on sintering technology as well as application technology for higher-quality pellets for blast furnaces, as part of the technology exchange between the two companies' iron-making departments

4. Sumitomo Metals and Kobe Steel Studying Two-way Collaborative Measures

(a) Study on an alliance between their high-strength steel bolts businesses

(b) Study on Sumitomo Metals' consigning production of stainless steel boiler tubes to the Kobe Steel Group

(c) Study on expansion of Sumitomo Metals' consigning titanium hot rolling to Kobe Steel

The three companies have also decided to commence studies on additional cross-purchases of shares for the purpose of ensuring the smooth and steady examination and implementation of the aforementioned collaborative measures.

- End -

For more information, please contact:
Nippon Steel Corporation
Public Relations Center
+81-3-3275-5021～23

Sumitomo Metal Industries, Ltd.
Public Relations Group, Public Relations and IR Dept.
+81-3-4416-6115

Kobe Steel, Ltd.
Publicity Group, Secretariat and Publicity Dept.
+81-3-5739-6010

END